Exhibit 12.1

NOBLE ENERGY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year ended December 31,
	2003	2002	2001	2000	1999

Income from continuing operations before cumulative effect of change in accounting principle	$141,639	$27,896	$150,130	$207,890	$43,043
Add (deduct):
Fixed charges	62,075	64,566	54,434	50,434	49,393
Interest capitalized	(14,134)	(16,331)	(15,953)	(6,326)	(5,894)
Distributions less equity in earnings of equity investees	5,499	8,164	(6,981)	(13,544)	—
Earnings as defined	$195,079	$84,295	$181,630	$238,454	$86,542

Interest expense, excluding capitalized interest	$46,977	$47,709	$38,007	$43,697	$43,041
Interest capitalized	14,134	16,331	15,953	6,326	5,894
Interest portion of rental expense	964	526	474	411	458
Fixed charges as defined	$62,075	$64,566	$54,434	$50,434	$49,393

Ratio of earnings to fixed charges	3.14	1.31	3.34	4.73	1.75